SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Penn Virginia GP Holdings, L.P.

(Name of Issuer)

Common Units, representing limited partner interests, no par value

(Title of Class of Securities)

70788P 10 5

(CUSIP Number)

Nancy M. Snyder

PVG GP, LLC

Four Radnor Corporate Center

Suite 200

100 Matsonford Road

Radnor, Pennsylvania 19087

(610) 687-8900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 70788P 10 5	SCHEDULE 13D/A

The percentage ownerships reflected in this Schedule 13D/A are as of April 28, 2010.

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) PENN VIRGINIA RESOURCE LP CORP.

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds PF/OO (Contribution of assets)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,547,504

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,547,504

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,547,504

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 19.3%

14	Type of Reporting Person CO

CUSIP No. 70788P 10 5		SCHEDULE 13D/A

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) PENN VIRGINIA RESOURCE HOLDINGS CORP.

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,827,429

	8	Shared Voting Power 0

	9	Sole Dispositive Power 8,827,429

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,827,429

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 22.6%

14	Type of Reporting Person CO

CUSIP No. 70788P 10 5		SCHEDULE 13D/A

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) PENN VIRGINIA HOLDING CORP.

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,827,429

	8	Shared Voting Power 0

	9	Sole Dispositive Power 8,827,429

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,827,429

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 22.6%

14	Type of Reporting Person CO

CUSIP No. 70788P 10 5		SCHEDULE 13D/A

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) PENN VIRGINIA CORPORATION

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization VIRGINIA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,827,429

	8	Shared Voting Power 0

	9	Sole Dispositive Power 8,827,429

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,827,429

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 22.6%

14	Type of Reporting Person CO

CUSIP No. 70788P 10 5	SCHEDULE 13D/A

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on December 13, 2006, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on July 23, 2008, Amendment No. 2 to Schedule 13D filed with the Commission on September 17, 2009 and Amendment No. 3 to Schedule 13D filed with the Commission on April 1, 2010 (the “Schedule 13D”).  Information given in response to each item below shall be deemed incorporated by reference in all other items below.  Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.  Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 1.            Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units representing limited partner interests (the “Common Units”) of Penn Virginia GP Holdings, L.P., a Delaware limited partnership (the “Issuer”).  The principal executive offices of the Issuer are located at Four Radnor Corporate Center, Suite 200, 100 Matsonford Road, Radnor, Pennsylvania 19087.  The total number of Common Units reported as beneficially owned in this Schedule 13D is 8,827,429, which constitutes approximately 22.6% of the total number of Common Units outstanding.

Item 2.            Identity and Background.

Item 2 of the Schedule 13D is hereby amended by amending and restating paragraphs (a), (b) and (c) thereof as follows:

(a)           This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

(i)            Penn Virginia Resource LP Corp., a Delaware corporation (“LP Corp”);

(ii)           Penn Virginia Resource Holdings Corp., a Delaware corporation (“Resource Holdings”);

(iii)          Penn Virginia Holding Corp., a Delaware corporation (“Holding”); and

(iv)          Penn Virginia Corporation, a Virginia corporation (“Penn Va”).

LP Corp, Resource Holdings, Holding and Penn Va are collectively referred to as the “Reporting Persons.”  The Reporting Persons have entered into a Joint Filing Agreement, dated December 13, 2006, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.  Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information

CUSIP No. 70788P 10 5	SCHEDULE 13D/A

furnished by another Reporting Person.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

(b)           The address of the principal business office of Penn Va is as follows:

Four Radnor Corporate Center

Suite 200

100 Matsonford Road

Radnor, Pennsylvania 19087

The address of the principal business office of LP Corp, Resource Holdings and Holding Corp is as follows:

300 Delaware Avenue

Suite 550

Wilmington, Delaware  19801

(c)            (i)            LP Corp is a holding company which does not engage in any business activities and whose primary assets are the Common Units reported herein.

(ii)           Resource Holdings is a holding company which does not directly engage in any business activities and whose primary assets are the outstanding stock of Penn Virginia Resource GP Corp., a Delaware corporation (“GP Corp”), LP Corp and Kanawha Rail Corp., a Virginia corporation (“KRC”).

(iii)          Holding is a holding company which does not directly engage in any business activities and whose primary assets are the outstanding stock of Resource Holdings and Penn Virginia Oil & Gas Corporation.

(iv)          Penn Va is primarily engaged in the exploration, acquisition, development and production of crude oil and natural gas and owns Holding.

Item 2 of the Schedule 13D is hereby amended by amending and restating Schedule A attached thereto as set forth on Schedule A attached hereto.

CUSIP No. 70788P 10 5	SCHEDULE 13D/A

Item 5.            Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and restating paragraphs (a), (b) and (c) thereof as follows:

(a)-(b)     (i)            LP Corp is the sole record owner of, and has the sole power to vote and dispose of, 7,547,504 Common Units (19.3%).

(ii)           Resource Holdings does not directly own any Common Units.  By virtue of owning 100% of the outstanding interest in GP Corp and LP Corp, Resource Holdings may be deemed to possess sole voting and dispositive powers with respect to those Common Units held by GP Corp and LP Corp representing an aggregate 8,827,429 Common Units (22.6%).

(iii)          Holding does not directly own any Common Units.  By virtue of owning 100% of the outstanding interest in Resource Holdings, Holding may be deemed to possess sole voting and dispositive powers with respect to those Common Units held by GP Corp and LP Corp representing an aggregate 8,827,429 Common Units (22.6%).

(iv)          Penn Va does not directly own any Common Units.  By virtue of owning 100% of the outstanding interest in Holding, Penn Va may be deemed to possess sole voting and dispositive powers with respect to those Common Units held by GP Corp and LP Corp representing an aggregate 8,827,429 Common Units (22.6%).

(c)           Since the date of the original filing of this Schedule 13D, GP Corp has transferred an aggregate of 37,576 Common Units (representing less than 1% of the outstanding Common Units) to employees and directors of PVG GP, LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”), and its affiliates.

On July 17, 2008, pursuant to that certain Units Purchase Agreement dated June 17, 2008 (the “Units Purchase Agreement”) between LP Corp, KRC and PVR, LP Corp sold 564,694 Common Units to PVR and KRC sold 1,445,301 Common Units to PVR.  The transactions which were effected by LP Corp and KRC pursuant to the Units Purchase Agreement are collectively referred to herein as the “PVR Transactions.”  On July 17, 2008, PVR subsequently transferred the 2,009,995 Common Units acquired from LP Corp and KRC to Lone Star Gathering, L.P. (“Lone Star”) in connection with PVR’s acquisition of substantially all of the assets of Lone Star.

On September 16, 2009, pursuant to that certain Underwriting Agreement dated September 10, 2009 (the “First Underwriting Agreement”) between GP Corp, the General Partner, the Issuer and the underwriters named therein (the “First Underwriters”), GP Corp sold 10,000,000 Common Units to the First Underwriters.

On March 31, 2010, pursuant to that certain Underwriting Agreement dated March 26, 2010 (the “Second Underwriting Agreement”) between LP Corp, the General Partner, the Issuer and the underwriters named therein (the “Second Underwriters”), LP Corp sold

CUSIP No. 70788P 10 5	SCHEDULE 13D/A

10,000,000 Common Units to the Second Underwriters.  On April 28, 2010, LP Corp sold an additional 1,250,000 Common Units to the Second Underwriters pursuant to the Second Underwriting Agreement.

See Item 3.

CUSIP No. 70788P 10 5	SCHEDULE 13D/A

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date:  April 29, 2010

PENN VIRGINIA RESOURCE LP CORP.

By:	/s/ Nancy M. Snyder
	Name:	Nancy M. Snyder
	Title:	Vice President and Chief Administrative Officer

PENN VIRGINIA RESOURCE HOLDINGS CORP.

By:	/s/ Nancy M. Snyder
	Name:	Nancy M. Snyder
	Title:	Vice President and Chief Administrative Officer

PENN VIRGINIA HOLDING CORP.

By:	/s/ Nancy M. Snyder
	Name:	Nancy M. Snyder
	Title:	Vice President and Chief Administrative Officer

PENN VIRGINIA CORPORATION

By:	/s/ Nancy M. Snyder
	Name:	Nancy M. Snyder
	Title:	Executive Vice President and Chief Administrative Officer

CUSIP No. 70788P 10 5	SCHEDULE 13D/A

SCHEDULE A

The following individuals are members of the board of directors of Penn Virginia Resource LP Corp.: James W. Dean, Steven A. Hartman, James F. Modzelewski and Peter J. Winnington.  Such individuals expressly disclaim any such beneficial ownership of the Common Units.  Each of these individuals is a citizen and resident of the United States.  The business address of such individuals is c/o Penn Virginia Resource LP Corp., 300 Delaware Avenue, Suite 550, Wilmington, Delaware 19801.

The following individuals are members of the board of directors of Penn Virginia Resource Holdings Corp.: James W. Dean, Steven A. Hartman and James F. Modzelewski.  Such individuals expressly disclaim any such beneficial ownership of the Common Units.  Each of these individuals is a citizen and resident of the United States.  The business address of such individuals is c/o Penn Virginia Resource Holdings Corp., 300 Delaware Avenue, Suite 550, Wilmington, Delaware 19801.

The following individuals are members of the board of directors of Penn Virginia Holding Corp.: James W. Dean, Steven A. Hartman and James F. Modzelewski.  Such individuals expressly disclaim any such beneficial ownership of the Common Units.  Each of these individuals is a citizen and resident of the United States.  The business address of such individuals is c/o Penn Virginia Holding Corp., 300 Delaware Avenue, Suite 550, Wilmington, Delaware 19801.

The following individuals are members of the board of directors of Penn Virginia Corporation: John U. Clarke, Edward B. Cloues, II, A. James Dearlove, Robert Garrett, Keith D. Horton, Marsha R. Perelman, William H. Shea, Jr., Philippe van Marcke de Lummen and Gary K. Wright.  Such individuals expressly disclaim any such beneficial ownership of the Common Units.  Each of these individuals is a citizen and resident of the United States.  The business address of such individuals is c/o Penn Virginia Corporation, Four Radnor Corporate Center, Suite 200, 100 Matsonford Road, Radnor, Pennsylvania 19087.